SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 9, 2016, Wix.com Ltd. (the “Company”) announced its decision to separate the positions of Chairman and Chief Executive Officer (the “CEO”), currently both held by Avishai Abrahami, in order to enable the CEO to fully devote his time, skills and expertise to the continued growth of the Company.

Effective February 9, 2016, Mark Tluszcz has been appointed the Non-Executive Chairman of the board of directors of the Company (the “Board”). Avishai Abrahami was appointed as Honorary Chairman in recognition of his importance for the creation and development of the Company.

In addition, effective February 9, 2016, Mr. Gutler replaced Mr. Tluszcz as the Company’s new Lead Independent Director.

As required under Israeli law, effective February 9, 2016, Mr. Tluszcz resigned as a member of the compensation committee. Following his resignation, the compensation committee will consist of the following independent directors: Ron Gutler (Chairman), Norbert Becker and Erika Rottenberg.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2016

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & Legal Counsel